(713) 860-7352
willburns@paulhastings.com

August 8, 2023

VIA EDGAR CORRESPONDENCE FILING

Ms. Kimberly Browning
Division of Investment Management
Mr. David Orlic

Disclosure Review Office

Mr. John F. Kernan

Disclosure Review and Accounting Office
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:	Kayne Anderson Energy Infrastructure Fund, Inc. Registration Statement on Form N-14 (File No. 333-270879) and Related Schedule 13E-3

Dear Ms. Brown and Messrs. Orlic and Kernan:

This letter relates to Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN” or the “Registrant”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2023 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments given on (i) May 25, 2023 by Kimberly Brown and David Orlic of the staff of the Commission (the “Staff”), (ii) May 26, 2023 by John F. Kernan of the Staff and (iii) Ms. Brown and Messrs. Orlic and Kernan on July 17, 2023.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will send to you by email a marked copy of the Registration Statement showing changes made.

Each response is prefaced by the Staff’s corresponding comment in italicized text. We have restated the substance of those comments to the best of our understanding. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 2. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in the Registration Statement.

GENERAL

1.	Please be aware of General Instruction F of Form N-14, with the Staff noting that that the current disclosure is overly complex and repetitive. For example, the Question and Answer section notes that it an overview of the “positive” impacts of the merger, while it should cover all aspects of the merger. Specifically, the Staff notes a heading within the Question and Answer section titled “Potential for reduced management fee in the future as assets appreciate, due to revised KYN management fee waiver” and believe the language regarding the increased management fee should be more prominent and disclosed in a more fair and balanced manner (i.e., prominently disclosed in a separate Question and Answer). In addition, any increases in other fees and expenses should also be prominently disclosed. Please focus more on the risks that stockholders will face in the merger. Additionally, please focus on material differences between KYN and KMF, including additional risks for KMF stockholders.

Response: The Registrant acknowledges and accepts the Staff’s comment. The Registrant has worked to reduce repetitive disclosure and to use a neutral and balanced tone with headings and sections in the Question and Answer section and elsewhere.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

2.	To the extent there is repetition in sections such as “Summary Term Sheet” and others, please revise to reduce the repeated disclosure. In addition, please define the term “Summary Term Sheet.”

Response: The Registrant acknowledges and accepts the Staff’s comment. The Registrant has revised Amendment No. 2 to reduce repetitive disclosure and has included the noted definition.

3.	With respect to information provided as of a date certain in the Registration Statement, please confirm that such information is as of the most recent date available or update accordingly (for example, the fee table).

Response: The Registrant acknowledges the Staff’s comment and confirms that the information included in Amendment No.2 as of a date certain (a) has been updated to a more recent date or (b) is as of the most recent applicable date available for disclosure. In addition, to the extent additional amendments to the Registration Statement are filed prior to its being declared effective, the Registrant would expect to continue to update the information as appropriate.

4.	With respect to the tax status of the merger, please revise to consistently disclose that it is expected to be a tax-free merger, except with respect to the cash portion of the consideration and cash in lieu of fractional shares. In addition, please make the disclosure about the tax status of the merger accurate and consistent (e.g., in certain places the disclosure is conditioned on belief) and include a Question and Answer that clearly articulates the tax status of the merger. Please add an undertaking that the registrant will file the tax opinion within a reasonable time following closing or file the tax opinion itself with Amendment No. 2. In accordance with Staff Legal Bulletin 19, the filing of the tax opinion must include a consent of counsel to the filing of the opinion and to be named in Amendment No. 2. In addition, please provide the Staff with a draft of the tax opinion sufficiently in advance of requesting effectiveness of the Registration Statement.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No.2 to consistently disclose that the Merger is expected to be a tax free merger, except with respect to the cash portion of the consideration and cash in lieu of fractional shares. Further, the Registrant has revised Amendment No. 2 to remove conditional statements of belief with respect to the tax status of the Merger. Finally, the Registrant has filed the tax opinion as an exhibit to Amendment No. 2, which opinion includes the consent of counsel to be named in Amendment No. 2.

5.	In addition, please improve the disclosure with respect to the tax status to flow more logically. For example, the disclosure on page 88 should be reflected throughout Amendment No. 2 with an eye towards avoiding misleading disclosure.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

6.	Please revise the disclosure throughout the Registration Statement to clarify that KYN and KMF have two separate Boards of Directors.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 where appropriate to clarify that KYN and KMF have two separate Boards of Directors.

7.	Where applicable, please revise Amendment No. 2 to reflect that the Boards of Directors’ approvals were unanimous and to include their determinations with respect to the stockholders of the Companies.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to reflect, where applicable, that the approval by each Board of Directors was unanimous. However, the Registrant respectfully notes that both Maryland corporate law and Rule 17a-8 under the Investment Company Act (as defined below) specify that findings of a board of directors of a Maryland corporation apply with respect to the corporation. Similarly, the finding by the board under Rule 17a-8 is with respect to the “Merging Company.” The finding with respect to the stockholders of the Merging Company is that their interests will not be diluted, not that the transaction would be in the best interest of the stockholders. Accordingly, the Registrant does not believe that separate disclosure as to the Boards of Directors’ determinations with respect to the stockholders of the Companies would not be necessary.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

8.	Where using terms defined in the Glossary that appear before the Glossary first appears in the document, either define where first used or refer to definitions in the Glossary.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

SUPPLEMENTAL SABA DISCLOSURE

9.	With respect to the proposed disclosure provided to the Staff on May 8, 2023, please be aware that the proposed arrangement with Saba Capital Management, L.P. (“Saba”) appears to constitute a joint arrangement that is prohibited under Section 17(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-1 thereunder. Please provide the Staff with a detailed legal analysis of why this arrangement is not a violation of Section 17(d), citing applicable statutory provisions and any applicable no-action letter.

Response: Neither KYN nor KMF is a party to the agreements between Kayne Anderson Capital Advisers, L.P. (“KACALP”) and Saba (as defined above). The Merger Agreement was finalized, approved by the respective Boards of KYN and KMF, and entered into by KYN and KMF before negotiations started between KACALP and Saba with respect to their separate agreements. Indeed, the process whereby the respective Boards considered and approved the Merger Agreement was entirely separate and independent from the process whereby KACALP later engaged with Saba in connection with the Standstill Agreement and Share Purchase Agreement (as defined below). This means that those separate agreements do not constitute a joint arrangement prohibited under Section 17(d) and Rule 17d-1.

Additionally, the Independent Directors of each of KYN and KMF have been informed about the agreements between KACALP and Saba and have had the opportunity to review and approve related disclosure (as part of the Registration Statement), with the benefit of advice and assistance of their independent legal counsel. Those Boards were not involved in negotiations between KACALP and Saba or the approval of those agreements.

By way of background, KACALP has entered into a Standstill Agreement (the “Standstill Agreement”) with Saba, pursuant to which Saba has agreed to various customary standstill provisions, such as prohibitions on Saba’s soliciting proxies, seeking to nominate or remove the Registrant’s directors, making stockholder proposals or making certain public statements, among other actions. Saba has also agreed in the Standstill Agreement to vote all the shares of KYN and KMF common stock it owns in favor of the proposals at the Meeting and to elect to receive Cash Consideration with respect to the KMF common stock it owns. Fundamentally, the Standstill Agreement is a form of customary support agreement from a significant shareholder.

Additionally, KACALP has separately agreed to purchase up to $20 million of KYN common stock from Saba and its affiliates. This purchase will be effected under a Share Purchase Agreement (the “Share Purchase Agreement”) and would occur ten business days after the Merger is completed, and the number of shares of KYN common stock that KACALP will purchase will not exceed the amount of Stock Consideration Saba receives in the Merger. KACALP has agreed to purchase that common stock from Saba and its affiliates at a price equal to ninety-seven percent (97%) of the NAV per share of KYN’s common stock, determined as of two business days before that purchase is completed.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

Section 17(d) prohibits certain arrangements involving first and second tier affiliates of a registered investment company “acting as principal to effect any transaction in which such registered company . . . is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 implements the prohibition in Section 17(d). Specifically, Rule 17d-1 provides that it is unlawful for any affiliate to participate in, or effect any transaction in connection with, a “joint enterprise or other joint arrangement or profit-sharing plan” in which the registered investment company participates, unless the transaction has been pre-approved by the Commission. Rule 17d-1(c) defines the phrase “joint enterprise or other joint transaction or profit sharing plan” broadly to include any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliate have a joint and several participation or share in the profits.

Therefore, the key issues are whether the facts establish that (i) KACALP would have an arrangement “to effect” a transaction in which a registered investment company is a participant and (ii) there exists a “joint enterprise or other joint transaction or profit-sharing plan” within the meaning of Rule 17d-1(c).

Specifically, the Staff questions whether the Merger (i.e., the Merger Agreement), the Standstill Agreement and the Share Purchase Agreement are all part of the type of overall arrangement prohibited by Section 17(d).

The Registrant acknowledges that KACALP, which is a party to the Standstill Agreement and the Share Purchase Agreement, is generally regarded as a first-tier affiliate of both KYN and KMF. This status arises because KACALP would be regarded as indirectly controlling KYN and KMF as a result of KACALP’s controlling interest in KA Fund Advisors, LLC (the “Adviser”), the investment adviser to each of KYN and KMF.

Although KACALP’s affiliation with KYN and KMF would generally place it within the scope of Section 17(d), those agreements would not constitute a joint arrangement that is subject to Section 17(d) and Rule 17d-1 for the reasons discussed below.

(a) The separate transactions relate to different securities and issuers, to be effected at different times with separate pricing mechanisms.

The Merger transaction is fundamentally equivalent to KYN’s purchase of KMF’s common and preferred stock. KACALP’s Share Purchase Agreement with Saba, however, relates to a different security of a different issuer (only KYN’s common stock that is held by Saba would be purchased by KACALP), occurs at a different time than the Merger (will take place after consummation of the Merger) and is subject to separate pricing. Neither KYN nor KMF is a party to KACALP’s agreements with Saba. KACALP’s agreements with Saba do not provide, as specified by Section 17(d), for KACALP to act as a “principal to effect any transaction” where KYN or KMF participates. KACALP’s transaction would be “effected” only after consummation of the Merger and involves only KYN’s stock. Those transactions should be viewed separately. There does not exist a single “profit-sharing plan” involving both KACALP and a registered investment company in the same transaction because the securities being purchased are different.

As the court stated in SEC v. Talley Indus. Inc., 399 F.2nd 396 (2nd Cir. 1968), cert. denied 393 U.S. 1015, 89 S. Ct. 615 (1969), “[t]he objective of § 17(d) of the Investment Company Act is to prevent affiliated persons from injuring the interests of stockholders of registered investment companies by causing the company to participate ‘on a basis different from or less advantageous than that of such other participant.’” Here, neither KYN nor KMF would participate in any arrangement other than the Merger itself, and their participation is unaffected by the Saba arrangement.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

Similarly, as some exemptive applications approved by the Commission have noted, “the Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders.” See, e.g., the language used on page 6 of this application: https://www.sec.gov/Archives/edgar/data/1316507/000110465923050447/tm2313777d1_40appa.htm

There is no potential for self-dealing or overreaching when the Boards have approved the Merger independent of and prior to the Adviser’s negotiations with Saba, and the assets of KYN and KMF are not implicated.

By way of comparison, this situation is significantly different from a joint investment or co-investment involving a regulated fund where the fund and its affiliates together or at the same time invest in same security or same issuer such as those transactions for which regulated funds seek relief under the terms of a co-investment exemptive order.

Any profit available to KACALP through its purchase of KYN’s stock from Saba is not related to the terms of the Merger for KYN and KMF because the pricing of KACALP’s purchase is based on different terms at a different time. KACALP’s purchase of KYN stock from Saba will occur 10 days after the Merger is completed, at a separate price based on the net asset value of KYN’s stock at that time. (Again, the Merger will be effected for KMF’s stock and be priced based on the net asset value of KMF’s stock.) This means that there is not an arrangement with respect to the same security or issuer and there is not a profit-sharing plan between KACALP and KYN or KMF.

Importantly, KYN has no financial interest in KACALP’s purchase from Saba of shares of KYN’s common stock. Additionally, at the time that purchase is effected, Saba would not be an affiliate of either KMF or KYN.

For these reasons, no registered fund should be regarded as participating in KACALP’s transaction with Saba with respect to KYN’s stock for purposes of the prohibition in Section 17(d) and Rule 17d-1.

(b) The Merger Agreement was formulated, approved and executed before KACALP’s negotiations with Saba and, therefore, should be regarded as separate for purposes of Section 17(d).

The respective Boards of KYN and KMF, including their Independent Directors, have been discussing the possible merger of those funds for several years, well before there was any contact with Saba. The Boards approved the Merger transaction and directed that KYN and KMF enter into the Merger Agreement, which was executed on March 24, 2023, and amended and restated on April 24, 2023, all before KACALP and Saba started active negotiations over the terms of the Standstill Agreement and Share Purchase Agreement. Indeed, it was Saba that initiated contact with KACALP after the proposed Merger was first announced publicly. Please note, further, that the Registration Statement with respect to the Merger was filed on March 27, 2023, and amended on April 28, 2023, also before active negotiations began with Saba. As noted above, the process whereby the respective Boards considered and approved the Merger Agreement was entirely separate and independent from the process whereby KACALP later engaged with Saba.

(c) The Merger Agreement and KACALP’s agreements with Saba should not be regarded as a joint arrangement for purposes of Section 17(d).

Neither KACALP nor the Adviser has the ability to cause the Merger transaction to occur. The Merger was subject to review and approval of the Boards of Directors and the Independent Directors of each of KYN and KMF, including the Independent Directors who are separately advised by independent legal counsel. Additionally, the stockholders of each of KYN and KMF will also review and determine whether to approve the proposed Merger. All of those separate formal approvals prevent either KACALP or the Adviser from causing KYN or KMF to consummate the Merger. Effectively, KYN and KMF are free agents with respect to the Merger, and the separate decision of each of KYN and KMF to participate in the Merger is made independently from KACALP’s decision to enter into agreements with Saba.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

As stated in Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000), “[s]ome element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-l to apply. The requisite element of combination generally is present, for example, when an investment company and its affiliate act in concert or otherwise combine or coordinate their activities as principals with respect to a third party.” Here, neither KYN nor KMF is a principal with respect to KACALP’s purchase transaction with Saba. That purchase transaction will be funded solely by KACALP’s own resources, provided, however, that KACALP can assign a portion of this purchase obligation to other parties and it is expected that certain individuals who are limited partners of KACALP, as well as officers of KYN, will participate. Further, there is no combination or coordination insofar as none of KACALP, the Adviser or KYN’s officers can cause the Merger to occur, and KACALP’s agreements with Saba were negotiated and were entered into at a separate time through a separate process. Moreover, if the stockholders of KYN and KMF approve the Merger-related proposals, the Merger transaction could occur wholly independent of KACALP’s purchase of KYN’s stock from Saba.

The Adviser’s presumed control relationship with KYN and KMF under its advisory agreement does not extend to its ability to “effect” the Merger for purposes of Section 17(d). This situation should be contrasted with joint arrangements within the scope of Section 17(d) involving a registered fund where an adviser or its affiliate can use its authority to cause or force the registered fund to participate in an investment transaction, such as a co-investment transaction, directed by the adviser under the authority of its advisory agreement.

For these reasons, no first or second tier affiliate (i.e., as relevant here, the Adviser or KACALP), acting a principal, is able “to effect” the Merger transaction for purposes of Section 17(d) and, therefore, should not be regarded as a joint transaction subject to Section 17(d) or Rule 17d-1.

10.	Supplementally, please provide the Staff with a copy of each agreement with Saba, including the standstill agreement and purchase agreement.

Response: The Registrant acknowledges and accepts the Staff’s comment. Copies of the Standstill Agreement and Share Purchase Agreement have been supplementally provided to the Staff.

11.	Supplementally, please explain to the Staff (a) whether finalization of each agreement is conditioned on the Merger, (b) the effect on each agreement of a failure for the Merger to be approved by stockholders and (c) any fees payable in connection with such agreements and who would bear such fees.

Response: The Registrant acknowledges and accepts the Staff’s comment.

(a) The Standstill Agreement and the Share Purchase Agreement have been executed by KACALP and Saba.

(b) Saba’s obligations under the Standstill Agreement will expire if the Merger does not occur. In addition, Saba would not have KYN shares eligible for purchase by KACALP if the Merger does not occur.

(c) The fees and costs associated with entering into and performing the Standstill Agreement and the Share Purchase Agreement will be borne only by KACALP and Saba, not KYN or KMF.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

12.	Please apprise the Staff of (a) the valuation date for the consideration payable under each agreement with Saba, (b) what consideration the Board gave to the agreements with Saba and what determinations the Board made with respect to best interests of both companies, (c) whether the Board’s approval was unanimous (including all of the Independent Directors), (d) the source of funds for the payments to Saba (i.e., whether its would be from KACALP’s profits), (e) the rationale for the payments to Saba and Saba’s rationale for accepting a discount to NAV.

Response: The Registrant acknowledges and accepts the Staff’s comment.

(a) The NAV to be used for the consideration payable to KMF’s stockholders in the Merger will be determined on the business day immediately before the effective date of the Merger. The price of the KYN common stock to be purchased from Saba by KACALP will be separately based on KYN’s NAV per share determined two business days before the closing of that purchase transaction, which would occur 10 days after the Merger is completed.

(b) The respective Boards and Independent Directors of each of KYN and KMF, as stated in the Registration Statement, determined that the Merger would be in the best interest of each registered investment company. Both Boards and all of the Independent Directors have since been informed about the terms that KACALP had negotiated with Saba; neither the Boards nor the Independent Directors were involved with those negotiations between KACALP and Saba. In addition, the Independent Directors have discussed with their independent legal counsel those proposed agreements between KACALP and Saba, Saba’s investment activities and the related legal considerations associated with KACALP’s negotiations with Saba, such as Section 17(d) discussed above. The Boards and Independent Directors have noted as well that KACALP may assign some portion of the purchase obligation under the Share Purchase Agreement to one or more of its limited partners, who may also serve as officers of KYN. Nothing in KACALP’s agreements with Saba has caused either Board, or the Independent Directors, to rescind or otherwise change its findings with respect to the Merger.

(c) Each Board, together with all the Independent Directors, unanimously approved the Merger Agreement and related proposals to stockholders.

(d) The purchase price to be paid to Saba by KACALP will come from KACALP’s own financial resources and profits.

(e) The primary purpose for KACALP’s agreements with Saba is to gain comfort that Saba would not vote against or otherwise solicit proxies against the Merger that has been determined by the respective Boards of Directors and Independent Directors to be in the best interests of each of KYN and KMF, and to the extent that shareholders other than Saba would support the Merger. KACALP’s purchase of KYN stock from Saba was proposed to obtain both that support and Saba’s future passive status with respect to KYN and to reduce Saba’s holdings of KYN (and potential influence over KYN) after the Merger. Saba has agreed in the Standstill Agreement to refrain from certain activities with respect to KYN for 18 months after the Merger occurs. The reasons for Saba’s willingness to accept a discount to NAV is not known for certain because all the terms for the transaction were negotiated with KACALP at arm’s length.

13.	With respect to the purchase of common stock from Saba, please clarify the terms from the proposed disclosure relating to the purchase by KACALP, including the price and securities subject to purchase.

Response: The Registrant acknowledges and accepts the Staff’s comment. The Registrant had provided disclosure in Amendment No. 2 about the material terms of KACALP’s purchase from Saba.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

LETTER TO STOCKHOLDERS; QUESTIONS AND ANSWERS; PROSPECTUS COVER PAGE; SUMMARY TERM SHEET

14.	The Staff suggests that the registrant revise the letter to stockholders to include the determinations as to the best interests of the stockholders by the Boards of Directors with respect to the Merger.

Response: The Registrant acknowledges the Staff’s comment and respectfully directs the Staff to the Registrant’s response to comment 7 above and reiterates its belief that disclosure as to the Boards of Directors’ determinations with respect to the stockholders of the Companies would not be necessary.

15.	In the Question and Answer section and letter to stockholders, please revise the disclosure to include the date and time by which stockholder votes must be received.

Response: The Registrant acknowledges the Staff’s comment and has revised the letter to stockholders and the Question and Answer section to clearly state the date by which stockholder votes must be received.

16.	Please add to the Registration Statement disclosure explaining to a reasonable stockholder what it means for common and preferred stockholders to vote together as a class and any potential conflicts of interest. In addition, please explain to the Staff the permissibility of such stockholders voting together as a class.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to disclose what it means for common and preferred stockholders to vote together as a class and any potential conflicts of interest. With respect to the permissibility of voting together as a class, the Registrant notes that Maryland law does not provide that the preferred stockholders must be permitted to vote on the applicable transactions. Further, the certificate of designations for the preferred stock does not provide for a separate class voting right on the applicable matters. Accordingly, the only vote that the preferred stockholders are entitled to is what is provided for by the applicable certificate of designations, namely being the ability to vote as a class with the common stock.

17.	With respect to the legend on the cover of the proxy statement/prospectus, please revise to conform to the language included in the original filing of the Registration Statement. In addition, please add “OR PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION” in accordance with the requirements of Rule 13e-3(iii).

Response: The Registrant acknowledges the Staff’s comment and has revised the cover page of the proxy statement/prospectus in Amendment No. 2 accordingly.

18.	In the Table of Contents, please add a heading for the “Fees and Expenses for Common Stockholders of the Companies as of November 30, 2022” section.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

19.	The Summary Term Sheet should highlight all material information, and not just “selected information” as disclosed on page 1.

Response: The Registrant acknowledges the Staff’s comment and has revised the Summary Term Sheet to clarify that it highlights all material information with respect to the Merger.

20.	With respect to the cash component of the consideration, please provide the Staff with an analysis of the compliance of the discount with the non-dilution test under Rule 17a-8) under the Investment Company Act. Please include in Amendment No. 2 a discussion of the Boards of Directors’ consideration of such issue.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to address in more detail the finding by KMF’s Board that the interests of KMF’s shareholders will not be diluted by the alternative cash consideration for purposes of Rule 17a-8. Specifically, the registrant has included the following under the heading “Special Factors—Background of the Merger”:

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

“Although the Cash Consideration available to the stockholders of KMF will be equal to 95% of the NAV of KMF common stock for which stockholders elect to receive Cash Consideration, KMF’s Board did not consider that feature to prevent reliance on Rule 17a-8. This is primarily because Cash Consideration is an optional choice for KMF’s stockholders; that is, stockholders are not required to accept Cash Consideration. The 5% discount for Cash Consideration was not regarded as a material discount that would constitute dilution. In addition, the elective Cash Consideration feature is, in substance, a mechanism for stockholders to sell their KMF stock at a price that exceeds, based on recent market conditions, what they could obtain for that stock, or the KYN stock they would receive in exchange through an open-market transaction through a broker and, therefore, would increase their proceeds rather than dilute them.”

21.	Where describing the agreements of the officers and directors of the Companies not to elect Cash Consideration and to vote to approve the Merger and related transactions, please describe the material terms of such agreements. In addition, please file such agreements as an exhibit to the Registration Statement. Please disclose what consideration was paid for such agreements, if any. Please confirm to the Staff your analysis as to the compliance of such agreements with Section 17(d) of the Investment Company Act. Please confirm that such individuals are acting in their capacity as a shareholder and not as a fiduciary or otherwise. Please also note that Regulation M-A requires that the reasons for the intended action be stated and include applicable disclosure.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to (a) to clarify that no consideration was paid for such agreement and (b) to disclose that the officers and directors who entered into the Support Agreement did so because they believe in the merits of the proposed combination and believe the Support Agreement is a tangible sign of their support for the proposed transaction. With respect to the remaining points raised by the Staff’s comment, the Registrant respectfully notes that (a) the only material terms of the Amended and Restated Support and Non-Election Agreement are included in the Registration Statement and (b) the Amended and Restated Support and Non-Election Agreement has been filed as Exhibit 13.15 to the Registration Statement.

22.	Please disclose in the Registration Statement whether the Merger has been structured to require approval of a majority of the unaffiliated stockholders and conform the disclosure regarding the determinations of the directors under Item 1012(d) of Regulation M-A. In addition, please provide disclosure of the Boards of Directors’ determinations with respect to the fairness of the consideration in relation to current market prices and historical market prices.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to (a) clarify that the Merger has not been structured to require approval of a majority of the unaffiliated stockholders, (b) to discuss the Boards of Directors’ determinations with respect to the fairness of the consideration in relation to current market prices and historical market prices and (c) to clearly provide the information called for by Item 1012(d) of Regulation M-A.

23.	To avoid confusion with the fees and expenses table, please revise the heading and the following text in the Summary Term Sheet to be “Costs of the Merger” or something similar. Please revise the disclosure to reflect that the common stockholders of the Companies will ultimately bear the costs of the Merger, including clarifying what is meant by the phrase “costs related to the Merger.”

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

24.	Please clarify the statement that leverage levels are not expected to significantly vary, in light of the statement that KYN may incur additional borrowings under its Credit Facility to fund the Cash Consideration, including any impacts to stockholders and whether it would impact fees and expenses. In addition, Rule 13e-3 requires that any alternative financing arrangements must be disclosed in the event planned financing falls through. Please clarify that any repayments of borrowings in the ordinary course would be made from cash from operations (rather than additional financing).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

25.	Please revise the statement regarding regulatory approvals to clarify that the Commission does not approve or disapprove the Merger or related transactions.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

26.	Please revise the headings for the Questions and Answers so that they are more accurate representations of the information discussed thereunder. Specifically, please include Questions and Answers clearly and prominently disclosing, among other things, (a) that the advisory fee to be paid by KMF stockholders will increase as a result of the Merger and (b) any material differences in investment strategies and investment risks between the Companies. In addition, please make more prominent any negative aspects of the Merger and add additional Questions and Answers as appropriate. Please accurately and clearly disclose all of the tax ramifications of the Merger in a Question and Answer.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. With respect to the tax ramifications, the Registrant notes that the multiple tax-related Questions and Answers cover separate, but related issues, and respectfully believes that reordering the items (as reflected in Amendment No. 2) provides more clarity to investors as opposed to grouping all tax considerations into a single Question and Answer.

27.	With respect to “Why is the Merger being recommended by the Boards of Directors” and elsewhere, please revise as applicable that there are material differences in the Companies’ investment policies, investment strategies and portfolio holdings.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

28.	Please revise “What are some of the factors that the Boards considered in determining that the Merger is in the best interests of the Companies?” to reflect that the disclosure is of material factors. In addition, please provide a cross reference to the more fulsome disclosure of such factors. Please highlight and explain any differences between the Companies for the understanding of a material stockholder. Specifically, the Staff notes that KYN may invest more than 25% of its assets in publicly traded partnerships, including master limited partnerships.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly, including to make more prominent in that section the differences between the Companies and to include the requested cross reference.

29.	Please clarify what has been agreed to with respect to the expected increase in KYN’s distribution level (e.g., has there been an agreement to do so). With respect to the discussion of the classification of distributions of return of capital, please provide a cross-reference to the more fulsome disclosure. In addition, please clarify the comparable distribution yield to which the 22% increase refers.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

30.	Under that same heading, please consider including the chart regarding the tax character of distributions that is included on page 7. In addition, please enhance the statement “A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits” to clarify that it should not be considered total return of investment in shares and that any payment of distributions would be made after payment of fees and expenses.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

31.	Please revise the table on page 5 regarding liquidity to reflect that it only represents common stock. In addition, please clarify that the common shares of the Combined Company may not trade at a smaller discount to NAV than the KMF common shares.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

32.	Under the heading “The Combined Company will have more flexibility than KMF regarding its portfolio of Energy Infrastructure Companies”, please revise to disclose any risks of the Combined Company not meeting RIC diversification requirements to stockholders, in addition to any risks related to higher income taxes. In addition, please consider revising the headings to better reflect the totality of the effects. Consider summarizing the risks of the differences in investment policies.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. In addition, the Registrant refers the Staff to its response to comment 27 and the corresponding revisions in Amendment No. 2.

33.	Under “Potential for reduced management fee in the future as assets appreciate, due to revised KYN management fee waiver”, please clarify the term “pro forma management fee total assets”. Please clarify the text to better delineate the current and proposed waiver and whether such waivers are contractual. In addition, please disclose whether any waived fees are subject to recoupment. Please revise the term “run rate” to clarify for stockholders. Clarify that the three year term of the proposed waiver would run from the closing of the Merger.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

34.	Please revise “KMF’s stockholders should benefit from the larger asset base of the Combined Company” to say that KMF’s stockholders “may” benefit.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

35.	Please revise “Elimination of duplicative expenses and greater economies of scale” to more accurately reflect what is being presented so that a reasonable stockholder can understand, or otherwise add additional headings to reflect the information that is being presented.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to include an additional heading following that section to more accurately describe the additional information that is being presented.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

36.	Under “What impact will the Merger have on leverage levels?”, please revise to reflect that leverage levels are not expected to “materially” change. Please explain the differences in the types of leverage used by each Company and the risks associated with each, which may be by cross reference. Please clarify the relevant date used for each of the metrics.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

37.	Please clarify the disclosure under “How has KYN performed relative to KMF?” to reflect that the presentation is of average total returns. Please confirm to the Staff whether the presentation includes the impact of leverage.

Response: The Registrant acknowledges the Staff’s comment and notes that the returns are not average returns, but rather gross total returns over the respective periods. However, the Registrant has revised Amendment No. 2 to additionally include a corresponding table showing average total returns based on market price. In addition, the Registrant confirms to the Staff that the presentation includes the impact of leverage.

38.	Under “What will happen to the shares of KYN and KMF that I currently own as a result of the Merger?”, consider separating the discussion of the consideration to be paid to common stockholders and preferred stockholders. Please also define MRP at its first use.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

39.	Under “How will the net asset values utilized in calculating the Stock Consideration and the Cash Consideration be determined?”, please clarify the past practice used for calculation and any differences between the Companies’ method of determination.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

40.	Under “Will I have to pay any sales load, commission or other similar fees in connection with the Merger?”, please revise the heading or the disclosure to harmonize. In addition, if any costs are excluded from such estimates, please so disclose. If any cost savings are not expected to be achieved until after the payment of consideration in the Merger, please so disclose. In addition, please disclose any costs associated with the treatment of the preferred stock.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. The Registrant confirms that (a) any expected cost savings are independent of the payment of the consideration in the Merger and (b) the treatment of the preferred stock is not expected to generate any material costs, and all legal and other expenses associated with the related ministerial tasks are incorporated into the existing cost estimates.

41.	Please include a Question and Answer on the impacts if the Merger is not approved.

Response: The Registrant acknowledges the Staff’s comment and respectfully directs the Staff to the Question and Answer under the heading “What happens if KMF stockholders do not approve the Merger or KYN stockholders do not approve the issuance of additional shares of KYN common stock in connection therewith?”

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

SPECIAL FACTORS

42.	Please confirm to the Staff that the registrant has nothing to disclose under Item 1011(b) of Regulation M-A.

Response: The Registrant confirms to the Staff that it has nothing to disclose under Item 1011(b) of Regulation M-A.

43.	With respect to “Effects of the Merger,” please explain to the Staff how the treatment of the preferred shares will impact each group of MRP Shares holders from an economic and legal perspective, including how the post-Merger capitalization complies with Section 18 of the Investment Company Act and why the holders of KMF MRP Shares are not voting separately as a class. In your response, please address Section 18(a)(2)(D) of the Investment Company Act. What consideration and conclusions did each Companies’ Board of Directors give to the impacts on the preferred stockholders of each Company, including as to dilution and the fact that KYN is subject to federal income tax while KMF is not. Explain supplementally to the Staff why you believe the KMF MRP Shares may be issued privately and do not require registration under the Securities Act of 1933, as amended. Please also clarify the terms of the exchange and any impact on leverage.

Response: The Registrant acknowledges the Staff’s comment and notes the following:

•	The treatment of the preferred shares is not expected to impact the holders of the MRP shares from an economic or legal perspective. The certificate of designations for each series of preferred stock provides for the assumption of the preferred stock by the acquirer in a transaction structured like the Merger. Other than the change in issuer, the terms and conditions of each series of preferred stock will be identical before and after the Merger. The same protective covenants (including as to leverage) will continue to apply once KYN is the issuer of the preferred stock. In addition, the Registrant notes that, though technically equity securities, the terms and conditions of the preferred stock are much more similar to a debt instrument with respect to payments, rights, etc. Because the exchange is on a one-for-one basis and the shares of preferred stock are only entitled to fixed distributions, the Registrant does not believe there should be any material impact on dilution.

•	With respect to the voting rights of the holders of preferred stock, the Registrant respectfully directs the Staff to the response to comment 16 above.

•	Section 18(a)(2)(D) requires that the preferred stock be permitted to vote as a separate class (as opposed to voting together with common stock) with respect to a plan of reorganization that adversely affects the preferred stock. As noted above, and in response to comment 16, the organizational documents for KMF do not provide for a separate class vote for the preferred stock with respect to the Merger, and the holders of the preferred stock will not be adversely affected because the replacement KYN preferred stock to be received by those stockholders will be substantially equivalent securities issued by a larger entity with greater resources.

•	Consistent with the points described in the first bullet above and as described under “Special Factors—Reasons for the Merger and Board Considerations—Additional benefits and risks of the Merger,” the Boards focused on the fact that the preferred stock would effectively be un-impacted by the Merger other than the change in issuer of the securities. In addition, the Boards did not believe that the change in tax status from KMF as a RIC to KYN being subject to federal income tax would have an adverse effect on the holders of the KMF preferred stock.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

•	As described above, the preferred stock is being assumed by KYN as part of the Merger and the issuance of replacement securities is primarily ministerial in nature. Nonetheless, if an exemption from registration for the preferred stock were necessary, the Registrant believes it would be able to rely on either Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) (as this is a private placement transaction between KYN and the holders of the preferred stock, consistent with the terms of the applicable certificates of designations) and/or Section 3(a)(9) of the Securities Act, as the securities would be exchanged for no consideration and otherwise meeting the requirements thereof.

•	Because the preferred stock is being exchanged on a one-for-one basis, there should be no impact on leverage.

44.	Under “Background of the Merger”, please provide additional clarity as to what is meant by the “energy transition”.

Response: The Registrant acknowledges the Staff’s comment and has added a definition for “energy transition” to the Glossary in Amendment No. 2.

45.	Under “Reasons for the Merger and Board Considerations”, please include additional disclosure of negative factors the Boards of Directors considered, including tax differences, MLPs, etc.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

46.	Please confirm to the Staff whether the Boards of Directors received information from third parties, including outside financial advisors.

Response: The Registrant confirms to the Staff that neither the KYN Board of Directors nor the KMF Board of Directors received information from third parties (other than, as disclosed in the Registration Statement, Dechert LLP, counsel to the Independent Directors).

47.	Please consider reorganizing the paragraph that begins “Specifically, the Boards of Directors of each Company” for clarity. In addition, please clarify that the factors the Boards of Directors considered are the “material” factors.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

48.	In the list of additional Board considerations, please add additional detail regarding: (a) the Companies’ comparative historical discounts and premiums and (b) the alternatives to the Merger, including share buybacks, tender offers, distribution increases and/or special distributions, adjustments to investment strategies and policies, conversion to interval fund or open-end status, liquidation, and maintaining the status quo.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

49.	Under “Position of KYN as to the Fairness of the Merger”, please remove the parenthetical regarding who is considered an “unaffiliated security holder” of KMF. In addition, please clarify that the KYN Board’s belief as to the fairness of the Merger is a reasonable one. Please also clarify that the KYN Board does not believe that the Merger presents a “material” conflict of interest.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

50.	Under “Interests of the Directors and Officers of KYN and KMF in the Merger,” please include a cross-reference to the beneficial ownership table.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

SUMMARY

51.	Please remove the qualifiers as to the totality of the disclosure in the Summary, including “certain” information and “is qualified in its entirety by reference to the more complete information contained in this joint proxy statement/prospectus and in the Statement of Additional Information.”

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

52.	Consistent with the Staff’s prior comments, under the heading “—Proposal One: Merger—Reasons for the Merger and Board Considerations,” please (a) remove duplicative disclosure, (b) with respect to the Companies’ best interests, please also include a discussion of adverse consequences, and (c) please refer also to the determinations by each Board of Directors as to the Merger being in the best interests of the Companies’ stockholders.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. In addition, the Registrant respectfully directs the Staff to the Registrant’s response to comment 7 above and reiterates its belief that disclosure as to the Boards of Directors’ determinations with respect to the stockholders of the Companies would not be necessary.

53.	Under the heading “—Proposal One: Merger— Fees and Expenses for Common Stockholders of the Companies as of November 30, 2022,” please update to reflect more current information. In addition, please reverse the order of the columns in the table to list the “Target Fund” before the “Acquiring Fund.”

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

54.	Under the discussion of the dividend reinvestment plan, please explain the ability to withdraw from the plan with notice. In accordance with Instruction 4, please also disclose the fees for sending proceeds or explain why they would not apply.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

55.	Under the heading “—Proposal One: Merger—Fees and Expenses for Common Stockholders of the Companies as of November 30, 2022” on page 24, please explain why the gross management fee is not disclosed as specified by Form N-2 (i.e., for KYN it would be 1.375%).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

56.	Under the heading “—Proposal One: Merger—Comparison of the Companies” on page 26, in accordance with Item 3(b) of Form N-14, please (a) revisit and expand the comparison focusing on material and key differences, (b) high level total return differences, (c) clarify the meaning of “substantially similar,” and (d) disclose the differences in risk based on the portion of below investment grade that can be held (e.g., 10% for one fund).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to include further disclosure on the differences between the Companies. The Registrant respectfully reiterates its belief that, notwithstanding certain differences in the Companies’ policies, that their investment objectives and policies are substantially similar. Of note, the substantial overlap in the Companies’ investment portfolios is one of the benefits of the Merger that the Boards considered, as disclosed in Amendment No. 2.

RISK FACTORS

57.	In accordance with Item 3(c) of Form N-14, the discussion should include a comparison of the risks associated with an investment in KMF. Please also use the term “junk bonds” whenever bonds below investment grade are discussed (e.g., add “(also known as “junk bonds”)).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

58.	Under the heading “Effects of Leverage—KYN/Acquirer” on page 54, please also include a discussion of the differences in the applicable risks between KYN and KMF.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

PROPOSAL ONE: MERGER

59.	Under the heading “—Comparison of the Companies” on page 56, where discussing the advisory fee, please also include a cross reference to the more fulsome discussion elsewhere in the Registration Statement.

Response: The Registrant acknowledges the Staff’s comment respectfully directs the Staff to the cross reference in footnote one to the table, which references the more fulsome discussion of the Investment Management Agreement.

60.	In that same comparison, discuss the differences in investment policies, and define the phrase “appropriate approval” to clarify that it means stockholder approval under the Investment Company Act. In addition, please also define what is meant by concentration as referring to a sector or group of industries. Finally, please add a comparison on the use of leverage and related risks.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

61.	Under the heading “—Management—Investment Advisor” on page 57, please confirm all information is provided as required by Item 1003(a) and (b) of Regulation M-A. Please specifically refer to Instruction C regarding covered persons.

Response: The Registrant acknowledges the Staff’s comment and confirms that the required information is included under the referenced heading and/or “Summary Term Sheet—Parties to the Merger Agreement.”

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

62.	Under the heading “—Management—Portfolio Management,” please add, in accordance with Item 9(c) of Form N-2, a statement that the Statement of Additional Information includes additional disclosure about the portfolio managers’ compensation, other accounts managed by the portfolio manager, and the portfolio managers’ ownership of securities in the Registrant.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

63.	Under the heading “—Automatic Dividend Reinvestment Plan” on page 62, please add a comparison of the dividend reinvestment plans, or state that they are the same. If applicable, please add disclosure about the Target Fund’s plan. In addition, please add disclosure that reinvestment does not provide relief from recognition of taxable income in the year when dividends are reinvested, that stockholders will not receive cash to pay taxes, that reinvested dividends increase total managed assets and the management fee payable to the adviser, and that taxes will be payable and no withholding will be made for that purpose.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly, including to clarify that the terms and conditions of KMF’s Automatic Dividend Reinvestment Plan are the same as KYN’s.

64.	With respect to the disclosure under the heading “—Certain Provisions of the Maryland General Corporation Law and KYN’s Charter and Bylaws,” please supplementally confirm to the Staff that neither Company is covered by the Maryland Control Share Acquisition Act.

Response: The Registrant confirms to the Staff that neither Company is subject to the Maryland Control Share Acquisition Act.

65.	Under the heading “—Performance Information—Net Asset Value” on page 76, given that KYN can invest in MLPs to a greater amount than KMF, please explain with respect to tax estimates that MLPs may not provide complete information about the tax character of amounts paid until receipt of a Schedule K-1 or 1099, as applicable, and the fund may be required to issue a corrected Form 1099 if that information changes.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

66.	Under the heading “—Terms of the Agreement and Plan of Merger” on page 86, please remove the qualifying language that the disclosure is qualified by reference to the Merger Agreement. Instead, please clearly state that the summary is of all material terms.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

67.	Under that same heading on page 87, in the bulleted list, please correct the use of the term “Surviving Fund” to say instead “Acquiring Fund.”

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

68.	Under the heading “—Required Vote” on page 94 with respect to broker non-votes, please state that there will not be any broker non-votes because all matters presented are considered non-routine. In addition, please clarify that if any broker delivers proxies purporting to contain broker non-votes, neither KYN nor KMF will consider those votes present at the meeting for any purpose.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

MORE INFORMATION ABOUT THE MEETING

69.	Under the heading “—Outstanding Stock” on page 96, in lieu of disclosing average prices, please disclose instead the actual prices for shares purchased as required by Schedule 13E-3.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to reflect that the price is an actual price, rather than a weighted average price, for the shares purchased.

70.	Under the heading “—How to Vote” on page 96, please add disclosure required by Item 7(a) of Form N-14 regarding proxy solicitors and who will bear the costs, as well as the information required by Item 4(b) of Schedule 14A.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

71.	Please add the form of proxy as an exhibit to the Registration Statement in the next pre-effective amendment filing.

Response: The Registrant acknowledges the Staff’s comment and has filed the form of proxy as an exhibit to Amendment No. 2.

ACCOUNTING STAFF COMMENTS

72.	With respect to the table under the heading “—Proposal One: Merger— Fees and Expenses for Common Stockholders of the Companies as of November 30, 2022,” please supplementally confirm to the Staff that the information from November 30, 2022 is representative of current information and or otherwise provide more current information.

Response: The Registrant acknowledges the Staff’s comment and respectfully directs the Staff to the response to comment 3 above.

73.	Where applicable, please address in your disclosure in Amendment No. 2 the impact of interest rate increases on leverage.

Response: The Registrant acknowledges the Staff’s comment and notes its belief that the disclosure in Amendment No. 2 accurately reflects the impact of interest rate increases. Specifically, for disclosures that speak as of a less recent date, the floating interest rates used in calculations were based on a forward curve (rather than spot interest rates, which have subsequently increased).

74.	With respect to the table under the heading “—Proposal One: Merger— Fees and Expenses for Common Stockholders of the Companies as of November 30, 2022,” please show the management fee waiver in a separate line item in the table.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

75.	In that same table, please disclose in a footnote the term of the contractual management fee waiver.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

76.	In the discussion of the management fee waiver on page 16, please disclose the weighted average net management fee and waiver on the pro forma combined total assets of approximately $2.5 billion.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

77.	In that same discussion, as applicable, please enhance disclosure with respect to the estimated $700k per year waiver to clarify that it is the product of total assets of KMF multiplied by 0.125%.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

78.	With respect to the expense example on page 25, please revise the disclosure to clarify how the management waiver is incorporated into the example. Please note that the example may show the effect of the waiver only for periods where there is an applicable contractual waiver as opposed to a voluntary waiver.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. The Registrant confirms that only the effects of the three-year contractual fee waiver are reflected in the revised example included in Amendment No. 2.

79.	With respect to the Question and Answer on page 22 regarding the Merger being expected to increase KMF’s distribution level, please enhance the disclosure to compare the annualized distribution yields, rather than just the nominal dollar amounts of the distributions. In addition, please verify the accuracy of the references and enhance the disclosure so that stockholders can better understand the basis of the calculations.

Response: The Registrant acknowledges the Staff’s comment and respectfully directs the Staff’s to the answer to comment 29 above.

80.	With respect to the deferred tax asset, in your correspondence to the Staff, please provide details about the Companies’ analysis and the KMF Board of Directors’ consideration of the merger consideration based on the reasonable economic value to KYN (contingent or otherwise) of KMF’s capital loss carryforward amounts in excess of KMF’s net unrealized gain as of the date of the merger. On page 89, under the heading “—U.S. Federal Income Tax Consequence if the Merger Qualifies as a Tax-Free Reorganization,” the Staff notes your disclosure that “As such, had the Merger occurred on February 28, 2023, KYN would expect to be able to offset up to a maximum of $172 million of capital gains with KMF capital losses acquired in the Merger.” The Staff notes that KYN’s financial statements as of November 30, 2022 reflect a deferred tax asset without any valuation allowance stating that “Based on the Company’s assessment at November 30, 2022, it has determined that it is more likely than not that its deferred tax assets would be realized through future taxable income of the appropriate character. Accordingly, there is no valuation allowance related to the Company’s deferred tax assets.” In your response and amended disclosure, please address why a deferred tax asset would not be warranted for the $72 million excess representing the difference between $172 million and $100 million referenced above.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly (including updating for the values as of May 31, 2023).

81.	In the Supplemental Financial Information section on page 36 of the Statement of Additional Information, please enhance your disclosure to clarify that the Merger will not result in a material change to KMF’s portfolio as a result of investment restrictions. See Regulation S-X Rule 6-11(d)(1)(ii).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

82.	With respect to portfolio repositioning, if applicable, please discuss the anticipated repositioning of KMF’s portfolio, including the reasons, quantity, cost and tax effect.

Response: The Registrant does not expect there to be any material repositioning of KMF’s portfolio. Any repositioning is expected to be modest based on market conditions, given the high level of compatibility of the Companies’ investment policies and the significant overlap in the Companies’ portfolios.

83.	Under the heading “Special Factors—Accounting Treatment of the Merger” on page 19, with respect to the treatment of the Merger as an asset acquisition, please address the fair value of assets transferred and liabilities assumed. Please cite U.S. GAAP and address the traded market price and explain the day one realized loss from the acquisition.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

84.	Under the heading “Effects of Leverage—KYN/Acquirer” on page 54, please verify the accuracy of the leverage example given current interest rates.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 to reflect information as of May 31, 2023, which is accurate given current interest rates.

SUPPLEMENTAL STAFF COMMENTS

85.	Prior to or contemporaneously with the signing of the Merger Agreement, did KAFA or any of its affiliates or personnel mention a possible transaction or arrangement with Saba to the Boards of KYN and KMF, including any directors individually, or did the Boards discuss such a possible transaction or arrangement? If so, please supplementally discuss the timing and substance of such communications.

Response: Starting in March 2022, KAFA begin to provide the Boards with regular updates about Saba’s high profile investments in closed-end funds that focus on investments in energy infrastructure companies and in other closed-end funds, where Saba had been increasingly active. The Boards were keen to keep abreast of activist investor activity in closed-end funds similar to KYN and KMF and the potential impacts such activities could have on KYN and/or KMF (both on a direct and indirect basis). At the regular quarterly joint meetings of the Boards during 2022, additional information was provided to the Boards as part of the overall continuing discussion by the Boards of strategic alternatives for KMF to improve the trading discount of its shares compared to their net asset value. Alternatives discussed with the Boards at those meetings included possible changes to KMF’s investment strategy, continuing its current strategy and the potential for increased distributions over time or a possible combination with KYN, among other alternatives.

By the fall of 2022, Saba had accumulated a sizeable position in KMF’s stock and, as of October 2022, had filed a Schedule 13D. As a result of these actions, KAFA’s discussions with the Boards on activist activity and strategic alternatives increased. In particular, the Boards wanted to try to get a sense of Saba’s demands and activities with respect to other closed-end funds in which it had invested. KAFA had not held any discussion with Saba either before or after it made its Schedule 13D filing with respect to KMF.

In February 2023, the Boards further discussed details related to a possible combination of KYN and KMF, which would be subject to approval of the stockholders of the respective funds. The Boards discussed the need for stockholder approval and whether Saba and other activist investors would support the proposed merger or take other actions in opposition such as a negative public relations campaign. The Boards discussed information about Saba’s proxy campaigns related to other closed-end funds. Later that month the board considered further details about a proposed merger of KMF and KYN as well as alternative voting scenarios affecting the ability to obtain needed stockholder approval. In this discussion, KAFA acknowledged that support of large institutional shareholders (including Saba) was the most straight forward path to receiving stockholder approval and outlined various potential modifications to the proposed terms, including a possible tender offer, to enhance the probability of stockholder approval. KAFA further outlined potential changes that could be considered (including the purchase of KMF shares by KACALP) after the transaction was announced in an effort to obtain the support of key investors. Importantly, these concepts were theoretical and high level in nature.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

Later, in March 2023, the Boards extensively discussed structural and tax aspects and other terms of the proposed merger and provided approval of the Merger Agreement. The Merger Agreement was then executed by the parties on March 24, 2023 and a public announcement was made on March 27, 2023.

Several days later, as a result of the public announcement, Saba initiated contact with KAFA to discuss the proposed merger and its rationale. As part of those discussions, Saba inquired as to KAFA’s willingness to consider a proposal by Saba. Saba did not elaborate on the terms of its proposal during that call. Prior to these discussions, KAFA had not been in contact with Saba about the merger or any other transaction or arrangement.

In April 2023, KAFA continued to provide the Boards with information about Saba’s activities related to other closed-end funds and made the Boards aware of KAFA’s initial brief discussion with Saba. There were no subsequent discussions between KAFA and Saba about a possible agreement until April 12, 2023, when Saba re-initiated contact with KAFA and outlined the terms of its proposal. There were other Board meetings in April after that date to discuss the SEC staff’s comments on the initial merger structure reflected in the Form N-14 and the possible use of a tender offer and revised terms of the merger to address the SEC staff’s concerns. During this period, KAFA informed the Boards of Saba’s proposal, KAFA’s potential response as well as the very preliminary nature of these discussions.

Then, around April 30, 2023 (after revisions to the Merger Agreement were publicly announced), KAFA discussed with Saba a possible agreement and began to negotiate terms of a standstill arrangement and share purchase transaction. Negotiation of terms of an agreement between KAFA and Saba were substantially completed during May 2023.

Importantly, all Board and Director presentations and discussions about Saba before the public announcement of the Merger Agreement were general in nature about Saba’s activist behavior with other closed-end funds and speculation about whether Saba would support the proposed merger or take other actions such as a proxy contest. No contact with Saba occurred, and no possible agreement with Saba was in process or discussed with the Boards, until after the Merger Agreement was executed and announced. Additionally, while KAFA later made the Boards aware of its discussions with Saba, KAFA did not seek input from the Boards as it negotiated an agreement with Saba and did not seek approval of the Boards to enter into the proposed agreement with Saba. Further, all changes to the terms of the Merger Agreement (to remove the tender offer and to add cash consideration) occurred solely as a result of the need to address comments from the SEC staff and in no way were influenced by preliminary contact by Saba after initial announcement of the Merger Agreement.

86.	Under the heading “Summary Term Sheet,” please delete the word “most” from “most material terms” in the introductory paragraph.

Response: The Registrant acknowledges the Staff’s comment, but respectfully refers to the text of Item 1001 of Regulation M-A, which calls for a summary term sheet describing the “most material terms of the proposed transaction.” Accordingly, the Registrant does not believe any change to the wording is necessary.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

87.	Under the heading “Summary Term Sheet—Reasons for the Merger and Board Considerations” (and elsewhere similar text appears), please revise the disclosure that the Boards considered as part of their determinations “the fact that both Companies have very similar investment policies, investment strategies and portfolio holdings” to instead highlight material differences between the two, if any. The disclosure should be clear and consistent throughout. In addition, please clarify whether KYN is actually investing more than 25% of its total assets in MLPs and include relevant risk disclosure as necessary.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

88.	Under the heading “Questions and Answers—Why is the Merger being recommended by the Boards of Directors?”, please revise to include additional disclosure regarding the adverse consequences that the Boards considered, including the change in tax status from KMF to KYN. In addition, please include a cross reference to the more fulsome disclosure elsewhere in the prospectus.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

89.	Under the headings “Questions and Answers—How are distributions to KYN stockholders treated for tax purposes and how does that compare to the tax treatment of distributions to KMF stockholders?” and “Special Factors—Reasons for the Merger and Board Considerations—Merger expected to result in an increase in KMF’s distribution level”, please include a cross reference to the more fulsome discussion elsewhere in the prospectus.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

90.	Under the heading “Questions and Answers,” please include a separate Question and Answer regarding the management fee waivers.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

91.	Under the heading “Questions and Answers—How will the costs associated with the proposed Merger be allocated?”, please (a) clarify that such costs will be incurred whether or not the Merger is consummated. (b) confirm supplementally to the Staff whether the preferred stock will bear any such costs, (c) clarify what quantified amounts will be borne by each Company on a standalone basis and (d) disclose if any costs are excluded from such amounts (such as portfolio rebalancing costs). In addition, where you mention “estimated cost savings,” please clarify that any such savings would only be after the payment of allocated merger costs. Please also disclose the allocation methodology and whether any consideration was given by the Boards to the costs associated with issuing replacement preferred stock in the Merger.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. With respect to the preferred stock: (a) the preferred stock will not bear any of the costs of the Merger and (b) because the costs of issuing replacement preferred stock are de minimis (and the process is purely ministerial), the Boards did not give any consideration to the costs of doing so.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

92.	Under the heading “Special Factors—Reasons for the Merger and Board Considerations—Merger expected to result in an increase in KMF’s distribution level,” please revise the use of “expected to” to “may.”

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

93.	Under the heading “Special Factors—Reasons for the Merger and Board Considerations—KMF’s common stockholders may benefit from enhanced market liquidity and may benefit from improved trading relative to NAV per share,” add disclosure explaining, if accurate, that to the extent that KMF is trading at a narrower discount or wider premium than the acquiring fund at the time of the merger, KMF shareholders may be negatively impacted if the merger is consummated. The combined fund shareholders would only benefit from a discount perspective to the extent the post-merger discount or premium improved. There can be no assurance that after the merger, common shares of the combined fund will trade at, above or below NAV. In addition, please include corresponding risk disclosure as appropriate.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

94.	The disclosure under the heading “Special Factors—Reasons for the Merger and Board Considerations—Potential for reduced management fee in the future as assets appreciate, due to revised KYN management fee waiver” needs to more prominently address the increase in the management fee for KYN stockholders following the Merger and should include a discussion of the Boards’ consideration of that point in connection with the Merger. In addition, the disclosure regarding the two different waivers is confusing and should be clear whether either is contractual. Finally, please include a cross reference to the more fulsome discussion of the waivers included elsewhere in the prospectus.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

95.	With respect to the disclosure under the heading “Special Factors—Reasons for the Merger and Board Considerations—Elimination of certain duplicative expenses and potential for greater economies of scale,” the increase in expenses as a percentage of net assets should be disclosed under a separate heading. In addition, the disclosure should be clear that any elimination of expenses cannot be guaranteed.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

96.	The disclosure under the heading “Summary—Proposal One: Merger—Comparison of the Companies” must disclose the material differences between KYN and KMF.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

97.	In addition to the risks faced by a stockholder of KYN, the “Risk Factors” must include a narrative comparison of the respective risks of the Companies.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

98.	The Staff notes the disclosure under the heading “Proposal One: Merger—Automatic Dividend Reinvestment Plan” regarding the Plan Administrator’s ability to deduct “a $15 transaction fee plus a $0.10 per share brokerage commission” in connection with a withdrawal from the Plan. Such fees are required to be included in the fee table included in the Summary.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Ms. Kimberly Brown
Mr. David Orlic

Mr. John F. Kernan

U.S. Securities and Exchange Commission
August 8, 2023

99.	The disclosure regarding purchases within the past 60 days by subject persons under “More Information About the Meeting” should include applicable disclosure regarding KMF’s purchases under its Automatic Dividend Reinvestment Plan.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

SUPPLEMENTAL ACCOUNTING STAFF COMMENTS

100.	Under the heading “Questions and Answers—How are distributions to KYN stockholders treated for tax purposes and how does that compare to the tax treatment of distributions to KMF stockholders?”, please enhance the disclosure to include an estimate of the range of values of the prospective benefit to KYN of KMF’s capital loss carryforwards that will be shared by all shareholders of the combined company. In addition, please explain why the Boards did not deem it appropriate to ascribe a value to KMF’s capital loss carryforwards as KYN is subject to federal income tax and may enjoy a future economic benefit and if the determination not to assign a value has implications on the determination reached in KYN’s financial statements as of November 30, 2022 that no valuation allowance related to the company’s deferred tax assets is required; if there is value attributable to KYN’s capital loss carryforwards, why is there no value attributable to KMF’s capital loss carryforwards?

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

101.	Under the heading “Special Factors—Reasons for the Merger and Board Considerations—Merger expected to result in an increase in KMF’s distribution level,” please enhance the disclosure to include a comparison of annualized distribution rates as a percentage of NAV to supplement the absolute dollar amount comparisons.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

102.	Under the heading “Special Factors—Accounting Treatment of the Merger,” please disclose how KYN will account for the gain associated with the cash consideration referenced in that section, citing applicable U.S. GAAP.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

103.	Please update the table under “Proposal One: Capitalization” to be either (a) as of a date within 30 days of filing or (b) as of the same date as the Companies’ most recent financial reports.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

104.	Where you are incorporating by reference financial statements of the Companies, please include a hyperlink to the referenced filings.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III
of PAUL HASTINGS LLP

cc:	Kayne Anderson Energy Infrastructure Fund, Inc. David A. Hearth, Paul Hastings LLP